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                                   FORM 6-K/A

                                AMENDMENT NO. 1

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2007
                        Commission File Number: 000-12713

                                 NEC CORPORATION
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                 (Translation of registrant's name into English)

                   7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
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                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F |X|           Form 40-F |_|

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes  |_|            No  |X|

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                                    CONTENTS

This report on Form 6-K/A of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

99.1 Correction to Announcements on Form 6-K Titled "Consolidated Financial Results for the First Half of the Fiscal Year Ending March 31, 2007" Submitted on November 22, 2006 and "Submission of NEC's Semiannual Report for Fiscal Year Ending March 31, 2007 and Corrections to Financial Results for First Half and Full Fiscal Year Ended March 31, 2006 and for First Half of Fiscal Year Ending March 31, 2007" Submitted on December 22, 2006




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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     NEC CORPORATION
                                                       (Registrant)


                                             By      /s/ Fujio Okada
                                                -------------------------------
                                                Fujio Okada
                                                Associate Senior Vice President

Date: January 12, 2007

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                                  EXHIBIT INDEX


 Exhibit Number                     Description of Exhibit

99.1 Correction to Announcements on Form 6-K Titled "Consolidated Financial Results for the First Half of the Fiscal Year Ending March 31, 2007" Submitted on November 22, 2006 and "Submission of NEC's Semiannual Report for Fiscal Year Ending March 31, 2007 and Corrections to Financial Results for First Half and Full Fiscal Year Ended March 31, 2006 and for First Half of Fiscal Year Ending March 31, 2007" Submitted on December 22, 2006





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